# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Keurig Dr Pepper Inc., CIK 0001418135
CUSIP: 49271V100
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Address of issuer's principal executive offices: 53 SOUTH AVENUE, BURLINGTON, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 05/01/2025
Amends the filing with accession number 0001341004-18-000422
Filed by CIK 0001746478
Persons authorized to receive notices and communications: Joachim Creus, Piet Heinkade 55, Amsterdam, Netherlands (P7), 1019 GM, 31 202 355 000

## Reporting persons
- JAB BevCo B.V. (CIK 0001746478): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 59,113,479; sole dispositive power 0; shared dispositive power 59,113,479; aggregate amount beneficially owned 59,113,479 (4.4% of the class)
  Comment: (1) This represents the aggregate voting and dispositive power of shares of common stock, par value $0.01 per share ("Common Stock"), of Keurig Dr Pepper Inc. ("KDP") that may be deemed to be beneficially owned by JAB BevCo B.V. ("JAB BevCo"), after giving effect to the transactions described in Item 4.
  
  (2) The percentage ownership is based upon 1,358,193,926 shares of Common Stock issued and outstanding as of April 29, 2025 as set forth in the Prospectus Supplement No. 5 to the Prospectus dated August 19, 2022 and the Prospectus Supplement dated August 19, 2022 (the "Latest Disclosure"), filed by KDP with the United States Securities and Exchange Commission (the "Commission") on May 1, 2025.
- Acorn Holdings B.V. (CIK 0001746728): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 59,113,479; sole dispositive power 0; shared dispositive power 59,113,479; aggregate amount beneficially owned 59,113,479 (4.4% of the class)
  Comment: (1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB BevCo. Acorn Holdings B.V. ("Acorn") may be deemed to have beneficial ownership of such shares since JAB BevCo is an indirect subsidiary of Acorn. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acorn that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
  
  (2) The percentage ownership is based upon 1,358,193,926 shares of Common Stock issued and outstanding as of April 29, 2025, as set forth in the Latest Disclosure.
- JAB Coffee & Beverages Holdings 2 B.V.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 59,113,479; sole dispositive power 0; shared dispositive power 59,113,479; aggregate amount beneficially owned 59,113,479 (4.4% of the class)
  Comment: (1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB BevCo. JAB Coffee & Beverages Holdings 2 B.V. ("Holdings 2") may be deemed to have beneficial ownership of such shares since JAB BevCo is an indirect subsidiary of Holdings 2. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Holdings 2 that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
  
  (2) The percentage ownership is based upon 1,358,193,926 shares of Common Stock issued and outstanding as of April 29, 2025, as set forth in the Latest Disclosure.
- JAB Coffee & Beverages Holdings B.V.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 59,113,479; sole dispositive power 0; shared dispositive power 59,113,479; aggregate amount beneficially owned 59,113,479 (4.4% of the class)
  Comment: (1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB BevCo. JAB Coffee & Beverages Holdings B.V. ("Holdings") may be deemed to have beneficial ownership of such shares since JAB BevCo is an indirect subsidiary of Holdings. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Holdings that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
  
  (2) The percentage ownership is based upon 1,358,193,926 shares of Common Stock issued and outstanding as of April 29, 2025, as set forth in the Latest Disclosure.
- JAB Coffee & Beverages B.V. (CIK 0001833608): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 59,113,479; sole dispositive power 0; shared dispositive power 59,113,479; aggregate amount beneficially owned 59,113,479 (4.4% of the class)
  Comment: (1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB BevCo. JAB Coffee & Beverages B.V. ("JAB C&B") may be deemed to have beneficial ownership of such shares since JAB BevCo is an indirect subsidiary of JAB C&B. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB C&B that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
  
  (2) The percentage ownership is based upon 1,358,193,926 shares of Common Stock issued and outstanding as of April 29, 2025, as set forth in the Latest Disclosure.
- JAB Forest B.V. (CIK 0001576735): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 59,113,479; sole dispositive power 0; shared dispositive power 59,113,479; aggregate amount beneficially owned 59,113,479 (4.4% of the class)
  Comment: (1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB BevCo. JAB Forest B.V. ("Forest") may be deemed to have beneficial ownership of such shares since JAB BevCo is an indirect subsidiary of Forest. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Forest that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
  
  (2) The percentage ownership is based upon 1,358,193,926 shares of Common Stock issued and outstanding as of April 29, 2025, as set forth in the Latest Disclosure.
- JAB Holdings B.V. (CIK 0001579134): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 59,113,479; sole dispositive power 0; shared dispositive power 59,113,479; aggregate amount beneficially owned 59,113,479 (4.4% of the class)
  Comment: (1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB BevCo. JAB Holdings B.V. ("JAB Holdings") may be deemed to have beneficial ownership of the shares held by JAB BevCo since JAB BevCo is an indirect subsidiary of JAB Holdings. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Holdings that it is the beneficial owner of any of the common stock held by JAB BevCo for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
  
  (2) The percentage ownership is based upon 1,358,193,926 shares of Common Stock issued and outstanding as of April 29, 2025, as set forth in the Latest Disclosure.
- JAB Investments S.a r.l. (CIK 0001747036): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 59,113,479; sole dispositive power 0; shared dispositive power 59,113,479; aggregate amount beneficially owned 59,113,479 (4.4% of the class)
  Comment: (1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB BevCo. JAB Investments S.a r.l. ("JAB Investments") may be deemed to have beneficial ownership of such shares since JAB BevCo is an indirect subsidiary of JAB Investments. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Investments that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
  
  (2) The percentage ownership is based upon 1,358,193,926 shares of Common Stock issued and outstanding as of April 29, 2025, as set forth in the Latest Disclosure.
- JAB Holding Co s.a r.l. (CIK 0001621428): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 59,113,479; sole dispositive power 0; shared dispositive power 59,113,479; aggregate amount beneficially owned 59,113,479 (4.4% of the class)
  Comment: (1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB BevCo. JAB Holding Company S.a r.l. ("JAB Holding Company") may be deemed to have beneficial ownership of such shares since JAB BevCo is a indirect subsidiary of JAB Holding Company. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Holding Company that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
  
  (2) The percentage ownership is based upon 1,358,193,926 shares of Common Stock issued and outstanding as of April 29, 2025, as set forth in the Latest Disclosure.
- Joh. A. Benckiser s.a.r.l. (CIK 0001746867): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 59,113,479; sole dispositive power 0; shared dispositive power 59,113,479; aggregate amount beneficially owned 59,113,479 (4.4% of the class)
  Comment: (1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB BevCo. Joh. A. Benckiser S.a r.l. ("Joh. A. Benckiser") may be deemed to have beneficial ownership of such shares since JAB BevCo is an indirect subsidiary of Joh. A. Benckiser. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Joh. A. Benckiser that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
  
  (2) The percentage ownership is based upon 1,358,193,926 shares of Common Stock issued and outstanding as of April 29, 2025, as set forth in the Latest Disclosure.
- Agnaten SE (CIK 0001579044): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 59,113,479; sole dispositive power 0; shared dispositive power 59,113,479; aggregate amount beneficially owned 59,113,479 (4.4% of the class)
  Comment: (1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB BevCo. Agnaten SE ("Agnaten") may be deemed to have beneficial ownership of such shares since JAB BevCo is an indirect subsidiary of Agnaten. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Agnaten that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
  
  (2) The percentage ownership is based upon 1,358,193,926 shares of Common Stock issued and outstanding as of April 29, 2025, as set forth in the Latest Disclosure.
- Lucresca SE (CIK 0001394212): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 59,113,479; sole dispositive power 0; shared dispositive power 59,113,479; aggregate amount beneficially owned 59,113,479 (4.4% of the class)
  Comment: (1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB BevCo. Lucresca SE ("Lucresca") may be deemed to have beneficial ownership of such shares since JAB BevCo is an indirect subsidiary of Lucresca. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Lucresca that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
  
  (2) The percentage ownership is based upon 1,358,193,926 shares of Common Stock issued and outstanding as of April 29, 2025, as set forth in the Latest Disclosure.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Name of issuer: Keurig Dr Pepper Inc.
Address of issuer's principal executive offices: 53 SOUTH AVENUE, BURLINGTON, Massachusetts (MA), 01803
Comment: This Schedule 13D/A constitutes Amendment No. 17 ("Amendment No. 17") to and amends and supplements the prior statement on Schedule 13D as filed on July 19, 2018, as amended by Amendment No. 1 filed on May 16, 2019, Amendment No. 2 filed on May 28, 2019, Amendment No. 3 filed on March 9, 2020, Amendment No. 4 filed on May 22, 2020, Amendment No. 5 filed on June 12, 2020, Amendment No. 6 filed on August 19, 2020, Amendment No. 7 filed on September 9, 2020, Amendment No. 8 filed on November 19, 2020, Amendment No. 9 filed on November 14, 2022, Amendment No. 10 filed on May 3, 2023, Amendment No. 11 ("Amendment No. 11") filed on March 4, 2024, Amendment No. 12 filed on March 7, 2024, Amendment No. 13 filed on March 12, 2024, Amendment No. 14 filed on March 18, 2024, Amendment No. 15 filed on October 30, 2024 and Amendment No. 16 filed on February 28, 2025 (as so amended, the "Schedule 13D"), by (i) JAB BevCo B.V. (formerly known as Maple Holdings B.V.), a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands ("JAB BevCo"), (ii) Acorn Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of JAB BevCo ("Acorn"), (iii) JAB Coffee & Beverages Holdings 2 B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of Acorn ("Holdings 2"), (iv) JAB Coffee & Beverages Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of Holdings 2 ("Holdings"), (v) JAB Coffee & Beverages B.V. (formerly known as Acorn Top Holding B.V.), a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of Holdings ("JAB C&B"), (vi) JAB Forest B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of JAB C&B ("Forest"), (vii) JAB Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of Forest ("JAB Holdings"), (viii) JAB Investments S.a r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Holdings ("JAB Investments"), (ix) JAB Holding Company S.a r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Investments ("JAB Holding Company"), (x) Joh. A. Benckiser S.a r.l., a private limited liability company incorporated under the laws of Luxembourg, which is a parent company of JAB Holding Company ("Joh. A. Benckiser"), (xi) Agnaten SE, a private company incorporated under the laws of Luxembourg, which is a parent company of Joh. A. Benckiser ("Agnaten"), and (xii) Lucresca SE, a private company incorporated under the laws of Luxembourg, which is a parent company of Joh. A. Benckiser ("Lucresca", and together with JAB BevCo, Acorn, Holdings 2, Holdings, JAB C&B, Forest, JAB Holdings, JAB Investments, JAB Holding Company, Joh. A. Benckiser and Agnaten, the "Reporting Persons"). Except as set forth herein, the Schedule 13D as previously amended remains applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On May 1, 2025, JAB BevCo entered into an Underwriting Agreement (the "Underwriting Agreement") with J.P. Morgan Securities LLC (the "Underwriter") pursuant to which JAB BevCo agreed to sell 75,000,000 shares of Common Stock (the "Common Stock"), par value $0.01 per share (the "Shares"), of Keurig Dr Pepper Inc. ("KDP") through a secondary offering (the "Offering").

Under the terms of the transaction, the remaining Shares beneficially owned by JAB BevCo will be subject to a customary 60 day lock-up agreement with the Underwriter with respect to KDP securities, subject to certain customary exceptions ("Lock-up Agreement").

The foregoing description of the Underwriting Agreement and Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement and accompanying form of Lock-up Agreement, substantially in the form attached as Exhibit 21 to this Schedule 13D and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: JAB BevCo beneficially owns 59,113,479 Shares, after giving effect to the Offering, which represents 4.4% of the issued and outstanding Shares as of April 29, 2025, as set forth in the Prospectus Supplement No. 5 to the Prospectus dated August 19, 2022 and the Prospectus Supplement dated August 19, 2022 (the "Latest Disclosure") filed by KDP with the United States Securities and Exchange Commission (the "Commission") on May 1, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of Acorn, Holdings 2, Holdings, JAB C&B, Forest, JAB Holdings, JAB Investments, JAB Holding Company, Joh. A. Benckiser, Agnaten and Lucresca may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share with JAB BevCo the power to vote or dispose, or to direct the voting or disposition of, the 59,113,479 Shares beneficially owned by JAB BevCo. Therefore, for the purpose of Rule 13d-3, each of such Reporting Persons may be deemed to be the beneficial owners of an aggregate of 59,113,479 Shares.

As of the date hereof, Mr. Creus beneficially owns 142,236 Shares, which represents less than 0.1% of the issued and outstanding Shares as of April 29, 2025, as set forth in the Latest Disclosure.

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A to the Schedule 13D beneficially owns any Shares. Neither the filing of this Amendment No. 17 nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Shares.
Transactions in the class effected during the past sixty days: Except for the Offering disclosed in Item 4 herein and the purchase of 3,619,600 Shares disclosed in the Form 4 filed by the Reporting Persons on January 30, 2025, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A to the Schedule 13D, has effected any transactions in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of May 1, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of the issued and outstanding Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

In connection with the Offering referred to in Item 4 above, JAB BevCo entered into the Underwriting Agreement and accompanying Lock-Up Agreement (see Item 4), substantially in the form attached as Exhibit 21 to this Amendment No. 17 of the Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 21. Underwriting Agreement, dated as of May 1, 2025, by and among KDP, the Underwriter and JAB BevCo (incorporated by reference from Exhibit 1.1 to KDP's Form 8-K dated May 5, 2025).

## Signatures
- JAB BevCo B.V.: /s/ Sebastiaan Wolvers, Sebastiaan Wolvers, Managing Director (05/05/2025)
- JAB BevCo B.V.: /s/ Leo Burgers, Leo Burgers, Managing Director (05/05/2025)
- Acorn Holdings B.V.: /s/ Rafael Da Cunha, Rafael Da Cunha, Managing Director (05/05/2025)
- Acorn Holdings B.V.: /s/ Sebastiaan Wolvers, Sebastiaan Wolvers, Managing Director (05/05/2025)
- JAB Coffee & Beverages Holdings 2 B.V.: /s/ Rafael Da Cunha, Rafael Da Cunha, Managing Director (05/05/2025)
- JAB Coffee & Beverages Holdings 2 B.V.: /s/ Sebastiaan Wolvers, Sebastiaan Wolvers, Managing Director (05/05/2025)
- JAB Coffee & Beverages Holdings B.V.: /s/ Rafael Da Cunha, Rafael Da Cunha, Managing Director (05/05/2025)
- JAB Coffee & Beverages Holdings B.V.: /s/ Sebastiaan Wolvers, Sebastiaan Wolvers, Managing Director (05/05/2025)
- JAB Coffee & Beverages B.V.: /s/ Rafael Da Cunha, Rafael Da Cunha, Managing Director (05/05/2025)
- JAB Coffee & Beverages B.V.: /s/ Sebastiaan Wolvers, Sebastiaan Wolvers, Managing Director (05/05/2025)
- JAB Forest B.V.: /s/ Frank Engelen, Frank Engelen, Managing Director (05/05/2025)
- JAB Forest B.V.: /s/ Sebastiaan Wolvers, Sebastiaan Wolvers, Managing Director (05/05/2025)
- JAB Holdings B.V.: /s/ Frank Engelen, Frank Engelen, Managing Director (05/05/2025)
- JAB Holdings B.V.: /s/ Sebastiaan Wolvers, Sebastiaan Wolvers, Managing Director (05/05/2025)
- JAB Investments S.a r.l.: /s/ Sebastiaan Wolvers, Sebastiaan Wolvers, Manager (05/05/2025)
- JAB Investments S.a r.l.: /s/ Jonathan Norman, Jonathan Norman, Manager (05/05/2025)
- JAB Holding Co s.a r.l.: /s/ Frank Engelen, Frank Engelen, Manager (05/05/2025)
- JAB Holding Co s.a r.l.: /s/ Jonathan Norman, Jonathan Norman, Manager (05/05/2025)
- Joh. A. Benckiser s.a.r.l.: /s/ Joachim Creus, Joachim Creus, Managing Director (05/05/2025)
- Joh. A. Benckiser s.a.r.l.: /s/ Jonathan Norman, Jonathan Norman, Managing Director (05/05/2025)
- Agnaten SE: /s/ Joachim Creus, Joachim Creus, Authorized Representative (05/05/2025)
- Lucresca SE: /s/ Joachim Creus, Joachim Creus, Authorized Representative (05/05/2025)